EXHIBIT 21.1
Subsidiaries of First Solar, Inc.

Name	Jurisdiction

First Solar Electric, LLC	United States
First Solar Electric (California), Inc.	United States
First Solar Development, LLC	United States
First Solar Asset Management, LLC	United States
Maryland Solar Holdings, Inc.	United States
First Solar FE Holdings Pte Ltd	Singapore
First Solar Malaysia Sdn Bhd	Malaysia
First Solar Holdings GmbH	Germany
First Solar Manufacturing GmbH	Germany
First Solar GmbH	Germany
First Solar Vietnam Holdings Pte Ltd	Vietnam
First Solar Vietnam Manufacturing Co Ltd	Vietnam
First Solar Power India Pvt Ltd	India
First Solar Energía Limitada	Chile
Parque Solar Fotovoltaico Luz del Norte SpA	Chile
First Solar (Australia) Pty Ltd	Australia
First Solar Development (Canada), Inc.	Canada
First Solar Japan GK	Japan